Filed Pursuant to Rule 433
Registration Statement Nos. 333-135662,
333-135662-01, 333-135662-02,
333-135662-03, 333-135662-04,
333-135662-05, 333-135662-06

Issuer:	NTL Cable PLC
Security Description:	Senior Notes
Distribution:	SEC registered
Face amount:	$550,000,000
Gross proceeds:	$550,000,000
Maturity:	August 15, 2016
Coupon:	9.125%
Price:	100% of face amount
Yield to maturity:	9.125%
Spread to Benchmark Treasury:	+402
Benchmark Treasury:	T 5.125% due 5/15/16
Interest Payment Dates:	August 15 and February 15, commencing February 15, 2007
Redemption Provisions:
First call date:	August 15, 2011
Make-whole call	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption prices:	Commencing August 15, 2011: 104.563% Commencing August 15, 2012: 103.042% Commencing August 15, 2013 101.521% Commencing August 15, 2014: 100%
Redemption with proceeds of equity offering	Prior to August 15, 2009, up to 40% may be redeemed at 109.125%
Trade date:	July 18, 2006
Settlement:	T+5; July 25, 2006
CUSIP:	62941FAH1
ISIN:	US62941FAH10
Common Code:	026202361
Denominations:	$US 100,000 minimum; $1,000 increments
Ratings:	B2/B-
Bookrunners:	JPMorgan Deutsche Bank Goldman Sachs International The Royal Bank of Scotland
Co-Leads	BNP Paribas HSBC
Co-Managers:	Calyon Fortis Bank
Additional information:

Tranche C Loan: “C Facility Margin” is equal to 275 basis points (above LIBOR). Tranche C loan is denominated in ₤.

Change of control modification: change of control of the Company not caused by a person or group becoming beneficial owner of 50% of the Company, if that person is the Parent or a Wholly-Owned Subsidiary of Parent (and there is no change of control of Parent).

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-800-245-8812.

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United Kingdom: Stabilisation/FSA.